Exhibit 99.2*

BRONX VENTURES INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

Name of Debtor	Balance Beginning of Period	Additions	(Collected)/ Paid	Amount Written off	Balance End of Period Receivable (Payable)
2005
J. Kalpakian	$45,406	-	(45,406)	-	-
Cash held in trust on behalf of Las Vegas From Home.com Entertainment Inc.	$(583,670)	-	582,452	-	(1,218)
Las Vegas From Home. com Entertainment Inc.	$212,323	-	(151,760)	-	60,563
J. Wayne Murton	$(9,202)	-	6,232	-	(2,970)
Gregory T. McFarlane	$-	(5,004)	-	-	(5,004)
2004
J. Wayne Murton	$-	(9,202)	-	-	(9,202)
Cash held in trust on behalf of Las Vegas From Home.com Entertainment Inc.	$(138,361)	(445,309)	-	-	(583,670)
Las Vegas From Home.com Entertainment Inc.	$(2,471)	212,323	2,471	-	212,323
J. Kalpakian	$-	45,406	-	-	45,406
Kalpakian Bros.of B.C.	$(70,930)	-	70,930	-	-
2003
J. Kalpakian	$(8,801)	-	8,801	-	-
B. Kalpakian	$(6,247)	-	6,247	-	-
Cash held in trust on behalf of Las Vegas From Home.com Entertainment Inc.	$-	138,361	-	-	(138,361)
Las Vegas From Home.com Entertainment Inc.	$26,821	(2,471)	26,821	-	(2,471)
Kalpakian Bros.of B.C.	$-	70,930	-	-	(70,930)
J. Wayne Murton	$(17,997)	-	17,997	-	-